NYSE
AN ICE EXCHANGE

July 25, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Global Medium-Term Notes, Series A, Floating Rate Notes Due 2029, of Morgan Stanley Finance LLC, guaranteed by Morgan Stanley, under the Exchange Act of 1934.

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com